UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*
Under the Securities Exchange Act of 1934

Carmike Cinemas, Inc.
(Name of Issuer) Common Stock, par value $0.03 per share
(Title of Class of Securities) 143436400
(CUSIP Number) Beth R. Kramer Chadbourne & Parke LLP 1301 Avenue of the Americas New York, New York 10019-6022 1 (212) 408-1080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 15, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 11 Pages.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Brothers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,343,585

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,343,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,325,085

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%*

14	TYPE OF REPORTING PERSON
HC

*  Based upon 24,375,684 shares of common stock outstanding as of May 18, 2016, as disclosed in Schedule 14A filed by the issuer with the Securities and Exchange Commission on May 23, 2016.
**  The amount set forth in Row 11 excludes 3,500 shares owned by Christopher P. Mittleman, 3,000 shares owned by David J. Mittleman and 12,000 shares owned by Philip C. Mittleman for which Mittleman Brothers, LLC disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,343,585.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Master Control LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,343,585

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,343,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,325,085

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%*

14	TYPE OF REPORTING PERSON
HC

*  Based upon 24,375,684 shares of common stock outstanding as of May 18, 2016, as disclosed in Schedule 14A filed by the issuer with the Securities and Exchange Commission on May 23, 2016.
**  The amount set forth in Row 11 excludes 3,500 shares owned by Christopher P. Mittleman, 3,000 shares owned by David J. Mittleman and 12,000 shares owned by Philip C. Mittleman for which Master Control LLC disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,343,585.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,343,585

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,343,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,325,085

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%*

14	TYPE OF REPORTING PERSON
IA

*  Based upon 24,375,684 shares of common stock outstanding as of May 18, 2016, as disclosed in Schedule 14A filed by the issuer with the Securities and Exchange Commission on May 23, 2016.
**  The amount set forth in Row 11 excludes 3,500 shares owned by Christopher P. Mittleman, 3,000 shares owned by David J. Mittleman and 12,000 shares owned by Philip C. Mittleman for which Mittleman Investment Management, LLC disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,343,585.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher P. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,500

	8	SHARED VOTING POWER
2,343,585

	9	SOLE DISPOSITIVE POWER
3,500

	10	SHARED DISPOSITIVE POWER
2,343,585**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,328,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
***

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%*

14	TYPE OF REPORTING PERSON
IN

*  Based upon 24,375,684 shares of common stock outstanding as of May 18, 2016, as disclosed in Schedule 14A filed by the issuer with the Securities and Exchange Commission on May 23, 2016.
**  This amount includes 2,700 shares benefically owned by Christopher P. Mittleman managed by Mittleman Investment Management, LLC.
***  The amount set forth in Row 11 excludes 3,000 shares owned by David J. Mittleman and 12,000 shares owned by Philip C. Mittleman for which Christopher P. Mittleman disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,343,585.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David J. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,000

	8	SHARED VOTING POWER
2,343,585

	9	SOLE DISPOSITIVE POWER
3,000

	10	SHARED DISPOSITIVE POWER
2,343,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,328,085

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%*

14	TYPE OF REPORTING PERSON
IN

*  Based upon 24,375,684 shares of common stock outstanding as of May 18, 2016, as disclosed in Schedule 14A filed by the issuer with the Securities and Exchange Commission on May 23, 2016.
**  The amount set forth in Row 11 excludes 3,500 shares owned by Christopher P. Mittleman and 12,000 shares owned by Philip C. Mittleman for which David J. Mittleman disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,343,585.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philip C. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,000

	8	SHARED VOTING POWER
2,343,585

	9	SOLE DISPOSITIVE POWER
12,000

	10	SHARED DISPOSITIVE POWER
2,343,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,337,085

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
**

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%*

14	TYPE OF REPORTING PERSON
IN

*  Based upon 24,375,684 shares of common stock outstanding as of May 18, 2016, as disclosed in Schedule 14A filed by the issuer with the Securities and Exchange Commission on May 23, 2016.
**  The amount set forth in Row 11 excludes 3,000 shares owned by David J. Mittleman and 3,500 shares owned by Christopher P. Mittleman for which Philip C. Mittleman disclaims beneficial ownership, that, if reported therein, would result in an aggregate amount beneficially owned of 2,343,585.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 8 of 11 Pages

This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D"), filed on March 8, 2016, as amended by Amendment No. 1 filed on March 21, 2016, as amended by Amendment No. 2 filed on April 15, 2016, as amended by Amendment No. 3 filed on May 3, 2016, as amended by Amendment No. 4 filed on June 13, 2016, as amended by Amendment No. 5 filed on June 30, 2016, by Mittleman Investment Management, LLC ("MIM") relating to shares of Common Stock of Carmike Cinemas, Inc. ("Carmike" or the "Issuer").

Except as expressly amended by this Amendment No. 6, the Original Schedule 13D, as amended, is unchanged.

Item 2.     Identity and Background.

This statement is jointly filed by and on behalf of each of Mittleman Brothers, LLC ("Mittleman Brothers"), Master Control LLC ("Master"), MIM, Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman.  MIM serves as an investment adviser and/or manager to other persons.

MIM provides investment advice to institutional clients, high-net-worth individuals, and pooled investment vehicles ("Managed Portfolios").  As a result of its role as investment adviser of the Managed Portfolios, MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios.  The Managing Members of Mittleman Brothers are Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman.  Mittleman Brothers is the sole member of Master and Master is the sole member of MIM.  Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM.

As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Issuer's Common Stock held by the Managed Portfolios.

Christopher P. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM. David J. Mittleman is the Managing Partner and Chief Client Relationship Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.  Philip C. Mittleman is the Chief Executive Officer, President and Managing Partner of MIM and may be deemed to beneficially own securities beneficially owned by MIM.

Each of the Reporting Persons declare that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 9 of 11 Pages

Item 3.      Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used funds of approximately $58,493,876, of which $58,089,280 is managed by MIM in managed investment advisory accounts.
Item 5. Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(b)  Number of shares as to which each Reporting Person has:
(i) sole power to vote or to direct the vote:
See Item 7 on the cover page(s) hereto.
(ii) shared power to vote or to direct the vote:
See Item 8 on the cover page(s) hereto.
(iii) sole power to dispose or to direct the disposition of:
See Item 9 on the cover page(s) hereto.
(iv) shared power to dispose or to direct the disposition of:
See Item 10 on the cover page(s) hereto.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 10 of 11 Pages

 (c)  Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons' knowledge, the Listed Persons are described below.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
7/7/2016 (1)	-	500	29.78	open market
7/11/2016 (1)	-	5,600	29.80	open market
1/26/2016 (2)	1,100	-	21.67	open market
4/14/2016 (2)	675	-	29.99	open market
7/1/2016 (3)	4,000	-	30.22	open market
7/1/2016 (3)	500	-	30.19	open market
7/1/2016 (3)	500	-	30.18	open market
7/5/2016 (3)	200	-	29.78	open market
7/5/2016 (3)	100	-	29.81	open market
7/5/2016 (3)	689	-	30.01	open market
7/5/2016 (3)	2,311	-	30.02	open market
7/8/2016 (3)	1,500	-	29.83	open market
7/8/2016 (3)	2,200	-	29.85	open market

(i) Includes brokerage commissions in per share prices with respect to open market purchases.

(d)  Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.

 (e)  Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement is included in the Exhibit hereto or otherwise herein.  The information contained in the Exhibit hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 7.	Material to be Filed as Exhibits.
Exhibit A.	Statement from Mittleman Brothers, LLC regarding Carmike Cinemas, Inc..
__________________________________
(1)  Transactions effected by Mittleman Investment Management, LLC.
(2) Transactions effected by Christopher P. Mittleman.
(3) Transactions effected by Philip C. Mittleman.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 11 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: July 19, 2016
MITTLEMAN BROTHERS, LLC By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MASTER CONTROL LLC BY: MITTLEMAN BROTHERS, LLC, as Managing Member By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MITTLEMAN INVESTMENT MANAGEMENT, LLC By: /s/ Stephen G. Bondi Name: Stephen G. Bondi Title: Chief Compliance Officer and Chief Financial Officer
CHRISTOPHER P. MITTLEMAN By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman
PHILIP C. MITTLEMAN By: /s/ Philip C. Mittleman Name: Philip C. Mittleman
DAVID J. MITTLEMAN By: /s/ David J. Mittleman Name: David J. Mittleman

Exhibit A

Mittleman Brothers, LLC Opposes 2nd Postponement of Shareholder Vote on AMC's Proposed Acquisition of Carmike Cinemas; Warns Against Record Date Change

July 15, 2016

NEW YORK--(PR Newswire)— Mittleman Brothers, LLC, one of the largest shareholders of Carmike Cinemas Inc. (NASDAQ: CKEC), which currently controls approximately 2.33 million CKEC shares, 9.6% of the total shares outstanding, is disappointed by the announcement made last night that the Special Meeting of Carmike shareholders (the "Meeting"), already once delayed from its originally scheduled date of June 30th, 2016 until today, is being delayed yet again, now to July 25th.  Another delay would not be concerning if the intent behind it was to negotiate a truly fair deal, but that is not what we're hearing.

We are dismayed by stories in the press and rumors conveyed by other shareholders that AMC Entertainment ("AMC") is using these delays to actively court certain short-term oriented shareholders (arbitrageurs / event driven funds) that might be enticed by the rumored prospect of only a meager bump up in the merger consideration from $30 to around $33 per share, and that these shareholders are being told of a prospective change in the record date (currently May 18th) that would empower their increased interests with the right to vote at the Meeting.  We believe that the rumored bump up to $33 per share, if forthcoming, would still be grossly inadequate consideration, with or without a stock component.  It would be a cynical lure to quick-buck artists, but otherwise a non-starter that any sentient shareholder should reject emphatically. We would view any change in the record date to be utterly indefensible and likely to provoke litigation.

In response to our repeated claims that $40 per share represents a bare minimum fair value for CKEC, AMC's CEO was recently quoted by Bloomberg news as saying, "There is only one thing I am certain of in life, they are not going to get $40 a share from AMC."  The implication being that $40 per share is somehow unreasonable, unattractive, and unacceptable to a disciplined buyer.  Yet that is blatantly untrue.

$40 per share for CKEC is an EV/EBITDA multiple of 7.9x post-synergies adjusted EBITDA of $170M, and only 6.4x EBITDA after further adjusting down the cost for the estimated $260M in additional shares of National CineMedia Inc. that AMC will receive (tax free, due to their NOLs) as a huge side benefit to the acquisition.  Three days ago AMC touted its acquisition of Odeon & UCI Cinemas Group ("Odeon-UCI") in the U.K., which is a substantially less profitable operator than Carmike (their EBITDA margin is roughly two percentage points less than Carmike's), for a post-synergies multiple of 9.0x.

So how can $40 per share for Carmike (6.4x EBITDA cost to AMC) be unthinkable in one's lifetime, but paying 9.0x EBITDA three days ago for a substantially less profitable enterprise is somehow a "bargain" as AMC called it?

This posturing is preposterous, with brazen disregard for these easily discernible facts.  Even sell-side analysts have confirmed the attractiveness of the CKEC acquisition to AMC, with B. Riley & Co. analyst Eric Wold citing "…projected accretion at higher levels into the high $40s..." in a report dated June 30th.

This highly unusual, perhaps unprecedented circumstance of one company (AMC) buying two major players in the same industry (CKEC and Odeon-UCI), of comparable size, economic characteristics, and prospects, at the same time, but for vastly disparate valuations, defies logical explanation.

Were Carmike's Board to endorse a record date change under these specious circumstances, we would view that action as a clear violation of their fiduciary duty and loyalty to shareholders, and would strongly consider taking legal action to hold Board members personally accountable for such an unnecessary accommodation to AMC's attempt to buy Carmike's shares at a price that we've shown to be ridiculously inadequate.  We would also consider seeking immediate injunctive relief in Delaware to halt such an unjustified change in the record date.

We sincerely hope that our concerns are unfounded, and that these rumored prospective actions are untrue, but given the lack of fairness we've perceived in both process and price since the day that the merger was announced, we are very concerned by the recent press reports.

That AMC would pay 9.0x EBITDA post synergies for the less profitable Odeon-UCI, but only 5.0x EBITDA post synergies for Carmike at $30 per share, is nothing short of a slap in the face to CKEC shareholders.  And some modest, incremental tweaking of that absurd valuation will not remotely suffice to cure it.

We have no desire to negotiate in public, nor do we feign to speak for all Carmike shareholders, but we felt compelled to address the recent stories in the news and to clarify our position on these issues in light of the continuing delays of the Meeting and in response to the questions we've received from numerous other Carmike shareholders and the press.

That said, we would very much like to be shareholders in a combined AMC – Carmike, as we have conveyed both publicly and privately to AMC's management, but only at a price that at least approaches some semblance of fair value.  To that end, we would embrace an offer of $37.50 per share, if 50% of the consideration would be AMC stock.  Given that AMC offered $37.00 per share in a similar cash and stock transaction in March 2015 (granted under a different CEO, and the offer was withdrawn), on the heels of a weak 2014 in which CKEC reported only $98.3M in adjusted EBITDA, given Carmike's record results of $135M in adjusted EBITDA in 2015, which they are on track to exceed in 2016 and 2017, we think $37.50 per share is beyond a reasonable concession for CKEC to make in order to participate in the merged entity.

Mittleman Brothers again encourages all Carmike Cinemas' shareholders to review our most recently filed presentation highlighting the gross deficiencies in both process and price reflected in Carmike's proposed sale to AMC.  As we point out in the presentation http://www.mittlemanbrothers.com/ckecamc-opposition, CKEC has out-performed its peer group over the past seven years under current management, in sales, EBITDA, attendance, and concessions growth, and yet merely valuing CKEC at the mean EV/EBITDA trading multiple of the peer group yields a stock price in excess of $40 per share, without even considering a control premium, or the immense synergy value that AMC would solely retain in this unusually rare consolidation opportunity pairing the second and fourth largest movie theaters chains in the U.S.

Mittleman Brothers again urges all Carmike Cinemas shareholders to vote "AGAINST" this terribly unfair merger proposal before Carmike's postponed Special Meeting on July 25th.

This press release is provided for informational purposes only.  Mittleman Brothers, LLC does not undertake any duty to update the information set forth herein.  Mittleman Brothers is not soliciting proxies relating to the CKEC shareholder meeting and does not have the authority to vote your proxy. Mittleman Brothers urges CKEC shareholders to vote against the proposed transaction.

The information and calculations included in this press release are based on information reasonably available to Mittleman Brothers, LLC as of the date hereof. Furthermore, the information included in this press release has been obtained from sources that Mittleman Brothers, LLC believes to be reliable. However, these sources cannot be guaranteed as to their accuracy or completeness. No representation, warranty or undertaking, express or implied, is given as to the accuracy or completeness of the information contained herein, by Mittleman Brothers, LLC, its members or employees, and no liability is accepted by such persons for the accuracy or completeness of any such information.

This press release contains certain "forward-looking statements," which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated," "potential," "outlook," "forecast," "plan" and other similar terms. Examples of forward-looking statements include, without limitation, estimates with  respect to financial condition, results of operations, and success or lack of success. All are subject to various factors, including, without limitation, general and local economic conditions, changing levels of competition within certain industries and markets, changes in interest rates, changes in legislation or regulation, and other economic, competitive, governmental, regulatory and technological factors, any or all of which could cause actual results to differ materially from projected results. The information set forth in this press release does not constitute legal, tax, investment or other advice, or a recommendation to purchase or sell any particular security.

About Mittleman Brothers, LLC:
Mittleman Brothers, LLC, through its wholly-owned subsidiary, Mittleman Investment Management, LLC, is an SEC-registered investment adviser that provides discretionary portfolio management for high net worth individuals and institutions.  For more information on the firm and its services, please visit our website at www.mittlemanbrothers.com or contact Evan Newman at 516.686.6200.